PRESS RELEASE

Loncor Resources Announces Election of Directors

Toronto, Canada – June 29, 2017 – Loncor Resources Inc. (the "Company" or "Loncor") (TSX: "LN") announces that the four nominees listed in the Company’s management information circular for the annual and special meeting of shareholders of the Company (the "Meeting") held on Thursday, June 29, 2017 were elected at the Meeting as directors of Loncor. The vote was conducted by a show of hands. The detailed results of the votes received by proxy are set out below:

	Votes by Proxy

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld

Maurice J. Colson	84,474,714	99.99%	4,300	0.01%
Arnold T. Kondrat	84,471,914	99.99%	7,100	0.01%
Richard J. Lachcik	79,542,714	94.16%	4,936,300	5.84%
William R. Wilson	79,546,814	94.16%	4,932,200	5.84%

Voting results on all matters voted on at the Meeting have been filed on SEDAR at www.sedar.com.

Loncor Resources Inc. is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo (“DRC”) – the Ngayu and North Kivu projects. Loncor’s Ngayu exploration permits cover a significant portion of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and are its main focus. The North Kivu exploration permits cover a contiguous area of 13,210 km2. Both projects have historic gold production. Additional information with respect to Loncor's projects can be found on Loncor's web site at www.loncor.com.

For further information, please visit our website at www.loncor.com, or contact: Arnold T. Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.